Skadden, Arps, Slate, Meagher & Flom

世達國際律師事務所

Partners

Geoffrey Chan *

Shu Du *

Andrew L. Foster *

Chi T. Steve Kwok *

Edward H.P. Lam ♦*

Haiping Li *

Rory McAlpine ♦

Jonathan B. Stone *

Paloma P. Wang ♦

♦ (Also Admitted in England & Wales)

* (Also Admitted in New York)

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August 6, 2024

VIA EDGAR

Ms. Jennie Beysolow

Ms. Cara Wirth

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Uxin Limited
Response to the Staff’s Comments on
Registration Statement on Amendment No. 1 to Form F-3
Filed on November 30, 2023 (File No. 333-268111)

Dear Ms. Beysolow and Ms. Wirth,

On behalf of our client, Uxin Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 22, 2023, on the Company’s Amendment No. 1 to Registration Statement on Form F-3 filed on November 30, 2023. The Staff’s comments are repeated below in bold and are followed by the Company’s responses.

Uxin Limited

August 6, 2024

Concurrently with the submission of this letter, the Company is filing herewith the Pre-Effective Amendment No. 2 to the Registration Statement (the “Amendment No. 2”), which reflects the revisions discussed in this letter and other developments, via EDGAR with the Commission.

Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 2.

Cover Page

1.	We note your revised disclosure in response to prior comment 5 and reissue in part. Please revise to include a description of the asset transfers through your organization, as you do on page 11 under the heading “Cash and Asset Flows through Our Organization.” Quantify on the cover page and on page 11 the amounts of any transfers, dividends, or distributions made to date between the holding company, its subsidiaries, and the former VIEs, or to investors, and quantify the amounts where applicable, including for the fiscal year ended March 31, 2023. In this regard, we note that you disclose on page 11 that capital contributions were made by Xin HK in the fiscal years ended March 31, 2022 and 2023. Additionally, please revise your disclosure regarding cash restrictions or limitations in mainland China and Hong Kong to state that cash in mainland China may not be available to fund operations or for other use outside of mainland China due to interventions in, or the imposition of, restrictions and limitations by the PRC government on the ability of you, your subsidiaries, or the former VIEs to transfer cash or assets. In this regard, we note that you only reference your PRC subsidiaries. Please also revise the description on the cover page to include a cross-reference to the consolidated financial statements in your Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 9, 10, 14 and 20 of the Amendment No. 2.

2.	We note your revised disclosure in response to prior comment 6. Please revise to summarize your cash management policies on your cover page as you do on page 12, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.).

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and page 10 of the Amendment No. 2.

Uxin Limited

August 6, 2024

Our Company

Our Holding Company Structure and Historical Contractual Arrangements with the Former VIEs, page 5

3.	We note your revised disclosure in response to prior comment 8. Any references in your disclosure to control or benefits that accrued to you because of the former VIEs should be limited to a clear description of the conditions you satisfied for consolidation of the former VIEs under U.S. GAAP and your disclosure should clarify that you were the primary beneficiary of the former VIE for accounting purposes. In this regard, we note that on page 6 your disclosure continues to indicate that the now terminated contractual arrangement with the former VIEs enabled the company to “…receive substantially all of the economic benefits of the former VIEs and have exclusive options to purchase all or part of the equity interests in the former VIEs” and on page 18 the risk factor heading was amended to state that you have “... contractual control rights over the assets of the former VIEs.” Please revise.

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 4, 5 and 16 of the Amendment No. 2.

Risk Factors

Risks Related to Doing Business in China

We are required to complete the filing procedure with the CSRC in connection with an offering..., page 19

4.	We note your disclosure that “[you] are required to submit a filing with the CSRC within three business days after the completion of an offering made pursuant to this prospectus and may be subject to the filing requirements for [y]our future offerings and listing of [y]our securities in an overseas market under the Overseas Listing Measures.” Please revise to expand your disclosure here and in the “Permissions Required from the PRC Authorities for Overseas Financing Activities” section to discuss the penalties of noncompliance, including any warnings, revisions to your filing, and fines.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 18 of the Amendment No. 2.

Uxin Limited

August 6, 2024

5.	We note your statement that “except as otherwise disclosed in our 2023 Form 20-F, we have not been involved in any investigations on cyber security review made by the CAC... .” Please revise to disclose such instances here.

The Company respectfully submits that it has not been involved in any investigations on cybersecurity review made by the CAC as of the date hereof. The Company further submits that the phrase “except as otherwise disclosed in our 2023 Form 20-F” was included in reference to the following disclosure “…nor have we received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection” as it had previously received a rectification notice from the Ministry of Industry and Information Technology. On August 19, 2021, the Company received a rectification notice from the Ministry of Industry and Information Technology with respect to unauthorized access to users’ address books and locations on the Company’s app. The Company soon rectified its business operations on August 24, 2021 and the rectification notice did not have a material impact on the Company’s business.

In light of the foregoing, the Company has revised the disclosure on page 19 of Amendment No. 2 to the following “…we have not received any inquiries, notices, warnings, or sanctions from any competent PRC regulatory authorities related to cybersecurity, data security and personal data protection that had any material impact on our business.”

6.	We note that you have removed disclosure that states that PRC laws can change quickly with little notice in advance and subject to any future actions within the discretion of PRC authorities. Please revise to include this statement.

In response to the Staff’s comment, the Company has revised the disclosure on page 19 of the Amendment No. 2.

General

7.	We note your amended disclosure in response to prior comments 10 and 13 and we reissue in part. In each instance throughout your prospectus where you discuss your reliance on PRC counsel, please revise to state, if true, that you have relied on the “opinion” of counsel, instead of the “advice” of counsel. If you have not relied on the opinion of counsel, please state why not.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8, 17, 19 and 45 of the Amendment No. 2.

Uxin Limited

August 6, 2024

8.	In each instance where you have revised your disclosure to indicate that “[i]f the PRC government determines that the historical contractual arrangements with the former VIEs structure did not comply with PRC regulation ... ,” please revise to also acknowledge that the PRC government may make the same determination with respect to your holding company structure and your shares and/or ADSs may decline in value or become worthless, regardless of your ability to assert contractual rights over the assets of the former VIEs. Also, please revise to include any disclosure that you deleted that explains that such a determination could lead to a material change in your operations, the value of your ADSs, and could cause the value of your ADSs to significantly decline or become worthless. As one example, see the disclosure you removed at the bottom of page 6.

In response to the Staff’s comment, the Company has revised the disclosure the prospectus cover page and pages 5, 6, 10, 13 and 16 of the Amendment No. 2. The Company further submits that the disclosure on the cover page and page 6 as referenced herein was removed because the same statement was made in the preceding sentences within the same paragraph.

9.	We note that you have removed statements regarding (i) the PRC government’s ability to intervene in your business operations at any time and (ii) the PRC government’s control over offerings conducted overseas by, and foreign investment in, China-based issuers. Please revise your disclosure to include such statements and to remove the added disclosure that states that the PRC government does not directly interfere with your operations in China.

In response to the Staff’s comment, the Company has revised the disclosure on pages 13 and 19 of the Amendment No. 2.

*          *          *

Uxin Limited

August 6, 2024

On behalf of the Company, we advise the Staff that the Company is aware of and acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing.

If you have any questions regarding the Amendment No. 2, please do not hesitate to contact the undersigned by phone at +852 3740-4858 or via e-mail at shu.du@skadden.com.

Very truly yours,

/s/ Shu Du
Shu Du

Enclosures

cc:	Feng Lin, Chief Financial Officer, Uxin Limited
Jianbin Gao, Partner, PricewaterhouseCoopers Zhong Tian LLP